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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

VERENIUM CORPORATION
(Name of Subject Company)

VERENIUM CORPORATION
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92340P209
(CUSIP Number of Class of Securities)

James E. Levine
President and Chief Executive Officer
Verenium Corporation
3550 John Hopkins Court
San Diego, California 92121
(858) 431-8500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Barbara L. Borden, Esq.
Matthew T. Browne, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)   Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Verenium Corporation, a Delaware corporation ("Verenium"). The address of the principal executive offices of Verenium is 3550 John Hopkins Court, San Diego, CA 92121 and its telephone number is (858) 431-8500. In this Schedule 14D-9, "we," "us," "our," "Company" and "Verenium" refer to Verenium Corporation.

        (b)   Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Verenium, par value $0.001 per share ("Common Stock"). As of September 20, 2013, there were 12,788,544 shares of Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)   Name and Address.    The name, address and telephone number of Verenium, which is the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. Verenium's website is http://www.verenium.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

        (b)   Tender Offer.

        This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on October 2, 2013 (together with any amendments and supplements thereto, the "Schedule TO") by (i) BASF Corporation, a Delaware corporation ("Parent" or "BASF"), and (ii) Pastinaca Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock (such outstanding shares of Common Stock sometimes referred to herein as the "Shares") for a purchase price of $4.00 per Share in cash (the "Offer Price"), without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer").

        The Offer to Purchase and the Letter of Transmittal are being mailed to Verenium's stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 19, 2013 (as it may be amended or supplemented from time to time, the "Merger Agreement"), among Parent, Purchaser, and Verenium. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL") and other applicable law, Purchaser will merge with and into Verenium (the "Merger"), with Verenium continuing as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each Share (other than Shares (i) held by Verenium as treasury stock, (ii) held by Parent, Purchaser or any other subsidiary of Parent or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive, without interest thereon and less any required withholding taxes, the Offer Price payable to the holder thereof (the "Merger Consideration"). Upon the effective time of the Merger (the "Effective Time"), Verenium will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the

"Transactions." The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The initial expiration date of the Offer is at 9:00 a.m. New York City time on October 31, 2013, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

        As set forth in the Offer to Purchase, the principal office address of each of Parent and Purchaser is 100 Park Avenue, Florham Park, NJ 07932. The telephone number at the principal office is (973) 245-6000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Verenium on Schedule 14A filed with the SEC on April 26, 2013, and attached to this Schedule 14D-9 as Exhibit (e)(15) hereto, which is incorporated by reference herein (the "Proxy Statement"), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Verenium or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Item 1005(d) of Regulation M-A.

        Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

        (a)   Arrangements between Verenium and its Executive Officers, Directors and Affiliates.

        Our executive officers, members of our Board of Directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

  •
  the conversion of each unexpired, unexercised and outstanding option to purchase Common Stock that is unvested as of the first time Purchaser accepts for payment Shares tendered and not withdrawn pursuant to the Offer (the "Purchase Time") (each an "Unvested Option") (other than Unvested Options held by non-employee optionholders) shall be converted into a substitute award to acquire cash consideration in an amount equal to (i) the total number of shares of Common Stock subject to such Unvested Option multiplied by (ii) the difference, if positive, obtained by subtracting (x) the exercise price payable per share of Common Stock under such Unvested Option from (y) the Merger Consideration (each, a "Substitute Award"), and, each such Substitute Award so issued and then held by an employee whose service relationship with Verenium has not terminated prior to the Purchase Time shall become fully vested on the third business day after the Purchase Time, provided that such employee has not voluntarily terminated service prior to such day;

  •
  the conversion of each unexpired, unexercised and outstanding option to purchase Common Stock that is held by a non-employee optionholder (whether or not vested) and, without duplication, that is vested, exercisable and outstanding at or immediately prior to the Purchase Time, including an option to purchase Common Stock that becomes vested at the Purchase Time pursuant to its terms or the terms of any agreement between the holder thereof and

    Verenium or otherwise (each a "Vested Option," and, together with the Unvested Options and Substitute Awards, the "Stock Options"), into the right to receive a cash amount equal to (i) the total number of shares of Common Stock subject to such Vested Option multiplied by (ii) the difference, if positive, of (x) the Merger Consideration over (y) the exercise price payable per share under such Vested Option;

  •
  the replacement of each warrant currently held by any executive officer, director or affiliate to purchase Common Stock that is outstanding immediately prior to the Effective Time with a warrant exercisable for an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares in respect of such warrant multiplied by (ii) the difference, if positive, of (x) the Merger Consideration over (y) the exercise price per Share under such warrant;

  •
  the receipt of certain payments and benefits by our executive officers upon certain types of termination of employment upon or within the 15 months following the Purchase Time; and

  •
  the entitlement to indemnification benefits in favor of directors and officers of Verenium.

        For further information with respect to the arrangements between Verenium and its executive officers, directors and affiliates described in this Item 3 as well as other arrangements between Verenium and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings "Non-Employee Director Compensation," "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," "Equity Compensation Plan Information," "Executive Compensation," "Compensation Discussion and Analysis," "Executive Summary," "Summary Compensation Table," "Employment Agreements," "Grants of Plan-Based Awards," "Outstanding Equity Awards at December 31, 2012," "Option Exercises and Stock Vested," "Pension Benefits," and "Non-qualified Deferred Compensation," "Compensation Committee Report," and "Certain Relationships and Related Transactions, and Director Independence."

Outstanding Shares Held by Directors and Executive Officers

        If the executive officers and directors of Verenium who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Verenium. As of September 20, 2013, the executive officers and directors of Verenium beneficially owned, in the aggregate, 819,024 Shares (which, for clarity, excludes shares of capital stock of Verenium issuable upon the exercise of Stock Options or warrants), which amount includes certain Shares owned by investment funds with which certain of our directors are affiliated but with respect to which they disclaim beneficial ownership.

        The following table sets forth (i) the number of Shares beneficially owned as of September 20, 2013 by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Verenium issuable upon the exercise of Stock Options or warrants) and (ii) the aggregate cash consideration that would be payable for such Shares.

Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
James E. Levine, President, Chief Executive Officer and Director	109,166	$436,664
Janet S. Roemer, Executive Vice President, Chief Operating Officer	21,283	$85,132
Jeffrey G. Black, Senior Vice President, Chief Financial Officer	6,125	$24,500
Alexander A. Fitzpatrick, Senior Vice President, General Counsel and Secretary	7,496	$29,984
Directors
Dr. James H. Cavanaugh, Chairman of the Board	187,305	$749,220
John F. Dee, Director	0	$0
Fernand Kaufmann, Ph.D., Director	833	$3,332
Peter Johnson, Director	2,033	$8,132
Holger Liepmann, Director	0	$0
Joshua Ruch, Director(1)	484,366	$1,937,464
Cheryl A. Wenzinger, Director	417	$1,668
All of our current directors and executive officers as a group (11 persons)	819,024	$3,276,096

(1)
The Shares beneficially owned by Mr. Ruch include: (i) 188,223 Shares held by Pinnacle Management Trust II; (ii) 58,999 Shares held by Rho Ventures IV Holdings LLC; (iii) 27,077 Shares held by Rho Ventures IV, L.P.; (iv) 63,751 Shares held by Rho Ventures IV (QP), L.P.; (v) 66,434 Shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG; (vi) 641 Shares held by Rho Investment Partners Holdings LLC; (vii) 73,019 Shares held by Investment Partners "H" L.P.; (viii) 3,993 Shares held by Pinnacle Management Partners, L.P.; (ix) 41 Shares held in Mr. Ruch's 401(k) Plan; (x) 41 Shares held by a foundation managed by Mr. Ruch; (xi) 12 Shares held by certain of Mr. Ruch's family members; (xii) 2,115 Shares held by Pinnacle Management Trust III; and (xiii) 20 Shares held directly by Mr. Ruch, in his individual capacity. Mr. Ruch is (a) a managing member of Atlas Capital Holding L.L.C., which is the general partner of Pinnacle Management Partners L.P., which is the investment advisor to Pinnacle Management Trust II and Pinnacle Management Trust III and the general partner of Pinnacle Investment Partners "H" L.P., (b) a managing member of Rho Management Ventures IV, L.L.C., which is the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. and the managing member of Rho Ventures IV Holdings LLC, (c) a managing director of Rho Capital Partners Verwaltungs GmbH, which is the general partner of Rho Ventures IV GmbH & Co. Beteilgungs KG, and (d) a managing member of Rho Capital Partners LLC, which is the managing member of Rho Investment Partners Holdings LLC. With the exception of the 20 Shares held by Mr. Ruch in his individual capacity, Mr. Ruch disclaims beneficial ownership of all of the Shares set forth above except to the extent of his pecuniary interest therein.

Treatment of Stock Options

        Pursuant to the Merger Agreement, each Unvested Option (other than Unvested Options held by non-employee optionholders) will be converted into a Substitute Award, and each Substitute Award held by an employee whose service relationship with Verenium has not terminated prior to the Purchase Time will become fully vested on the third business day after the Effective Time, provided that such employee has not voluntarily terminated service prior to such day. In addition, each unexpired, unexercised and outstanding Unvested Option that is held by a non-employee optionholder will become a Vested Option pursuant to its terms or the terms of Verenium's equity plans at the Purchase Time. Each Stock Option outstanding at the Purchase Time, whether a Vested Option or a Substitute Award, will be cancelled, and converted into the right to receive a cash payment equal to (a) the total number of shares subject to such Stock Option then issuable upon exercise in full of such Stock Options multiplied by (b) the difference, if positive, of (x) the Merger Consideration over (y) the exercise price per share of such Stock Option, without interest and less any required withholding taxes (the "Stock Option Consideration").

        Concurrently with the execution and delivery of the Merger Agreement, on September 19, 2013, James L. Levine, Janet S. Roemer, Alexander A. Fitzpatrick and Jeffrey G. Black each entered into a Substitute Award Agreement with Verenium and Parent, pursuant to which each such executive officer agreed, among other things, that the Vested Options held by such executive officer immediately prior to the Purchase Time would not be cancelled in exchange for the Stock Option Consideration until the third business day after the Purchase Time, provided that such executive officer had not voluntarily terminated service prior to such day.

        The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Merger Consideration as of September 20, 2013, (i) the aggregate number of shares of Common Stock subject to such Stock Options and (ii) the aggregate dollar value of the Stock Option Consideration payable in respect of such Stock Options on a pre-tax basis at the Purchase Time.

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Cash Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted- Average Exercise Price Per Share	Cash Spread Value from Unvested Options	Total Option Cash Spread Value
James E. Levine.	183,739	$3.27	$134,711	121,585	$2.95	$127,213	$261,924
Janet S. Roemer	97,127	$3.29	$69,137	62,873	$2.82	$73,880	$143,017
Jeffrey G. Black.	65,675	$3.34	$43,313	49,325	$2.70	$64,139	$107,452
Alexander A. Fitzpatrick	42,187	$2.52	$62,250	57,813	$2.16	$106,250	$168,500
Dr. James H. Cavanaugh.	25,329	$3.38	$15,726	11,671	$2.76	$14,472	$30,198
John F. Dee	13,053	$2.99	$13,185	11,196	$2.71	$14,401	$27,586
Fernand Kaufmann, Ph.D.	17,840	$3.22	$13,903	11,384	$2.73	$14,429	$28,332
Peter Johnson	22,744	$3.36	$14,639	11,384	$2.73	$14,429	$29,068
Holger Liepmann	833	$2.56	$1,200	5,167	$2.56	$7,440	$8,640
Joshua Ruch	14,948	$3.10	$13,470	11,384	$2.73	$14,429	$27,899
Cheryl A. Wenzinger	19,233	$3.27	$14,112	11,384	$2.73	$14,429	$28,541
All of our current directors and executive officers as a group (11 persons)	502,708		$395,646	365,166		$465,511	$861,157

        On August 1, 2013, our Board of Directors approved the grant of Stock Options to each of our employees, including our executive officers, in the ordinary course consistent with past practice. The Stock Options granted to our executive officers were approved upon recommendation of the compensation committee of our Board of Directors, which determined that such Stock Options should be granted as part of its annual review of the compensation of our executive officers. The Stock

Options granted to our executive officers (which are included in the table above) are summarized in the table below (the "August Options").

Name of Person	Transaction Date	Number of Shares	Exercise Price per Share	Nature of Transaction
James E. Levine.	8/1/2013	35,000	$2.18	Annual stock option grant
Janet S. Roemer	8/1/2013	25,000	$2.18	Annual stock option grant
Jeffrey G. Black.	8/1/2013	25,000	$2.18	Annual stock option grant
Alexander A. Fitzpatrick	8/1/2013	25,000	$2.18	Annual stock option grant

        In connection with the approval of the August Options, our Board of Directors and compensation committee of our Board of Directors considered various factors, including, but not limited to: (i) the status of ongoing discussions with third parties regarding the proposed sale of Verenium; (ii) the possibility that the August Options would substantially increase in value in the short term in the event that Verenium were to be acquired by a third party, taking into account non-binding proposals to acquire Verenium submitted by third parties; (iii) the potential impact that granting the August Options could have on the per share consideration offered by a third-party bidder; (iv) the fact that the August Options were scheduled to be granted in the ordinary course to all of our employees, including our executive officers; (v) the impact that granting the August Options, or failing to grant the August Options, could have on our ability to retain our employees, including our executive officers, in both the short- and long-term; (vi) the impact that granting the August Options, or failing to grant the August Options, could have on our executive officers' motivation to negotiate and enter into a binding agreement for the acquisition of Verenium; and (vii) each executive officer's overall compensation package.

Treatment of Warrants

        Pursuant to the Merger Agreement, each warrant currently held by any executive officer, director or affiliate to purchase Common Stock that is outstanding immediately prior to the Effective Time will be replaced with a warrant exercisable for an amount in cash, without interest, equal to the product of (a) the aggregate number of shares issuable upon exercise of such warrant multiplied by (b) the difference, if positive, of (x) the Merger Consideration less (y) the exercise price per share under such warrant. The following table sets forth (i) the number of shares issuable upon the exercise of warrants that are beneficially owned as of September 20, 2013, by each of our executive officers, directors and affiliates and (ii) the aggregate cash consideration that would be payable for such shares.

Name	Number of Shares Underlying Warrants		Cash Spread Value of Warrants
Directors
Joshua Ruch	5,788	(1)	$0

(1)
Includes (i) 1,579 shares of Common Stock issuable upon exercise of warrants held by Rho Ventures IV Holdings LLC; (ii) 725 shares of Common Stock issuable upon exercise of warrants held by Rho Ventures IV, L.P.; (iii) 1,706 shares of Common Stock issuable upon exercise of warrants held by Rho Ventures IV (QP), L.P.; and (iv) 1,778 shares of Common Stock issuable upon exercise of warrants held by Rho Ventures IV GmbH & Co. Beteiligungs KG. Mr. Ruch is a managing member of Rho Management Ventures IV, L.L.C., which is the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. and the managing member of Rho Ventures IV Holdings LLC, and a managing director of Rho Capital Partners Verwaltungs GmbH, which is the general partner of Rho Ventures IV GmbH & Co. Beteilgungs KG. Mr. Ruch disclaims beneficial ownership of all of the shares set forth above, except to the extent of his pecuniary interest therein.

  Employment Arrangement

          Each of our executive officers is entitled to certain severance and change of control benefits pursuant to his or her employment agreement, the terms of which are described below.

  James E. Levine

        We entered into an employment agreement with Mr. Levine on April 24, 2009, which was amended on March 31, 2011 and subsequently restated in its entirety on March 1, 2012, detailing the terms of his employment as President and Chief Executive Officer. The employment agreement provides that if Mr. Levine is terminated by Verenium without cause or Mr. Levine resigns for good reason upon the Purchase Time or at any time within the 15-month period following the Purchase Time, Mr. Levine will be entitled to severance pay in the amount of 24 months of his current base salary, plus 200% of his target bonus for the year in which the termination occurs, which will be paid in single lump sum. In addition, if Mr. Levine elects to continue his group health and dental insurance benefits in accordance with the provisions of COBRA following the date of his termination, Verenium will reimburse Mr. Levine for his COBRA premiums until the earlier of 24 months or when Mr. Levine voluntarily enrolls in a health insurance plan offered by another employer. Additionally, all outstanding unvested equity awards held by Mr. Levine will become fully vested and exercisable.

  Janet S. Roemer

        We entered into an employment agreement with Ms. Roemer on September 24, 2008, which was subsequently restated in its entirety on March 1, 2012, detailing the terms of her employment as Executive Vice President, Chief Operating Officer. The employment agreement provides that if Ms. Roemer is terminated by Verenium without cause or Ms. Roemer resigns for good reason upon the Purchase Time or at any time within the 15-month period following the Purchase Time, Ms. Roemer will be entitled to severance pay in the amount of 18 months of her current base salary, plus 150% of her target bonus for the year in which the termination occurs, which will be paid in single lump sum. In addition, if Ms. Roemer elects to continue her group health and dental insurance benefits in accordance with the provisions of COBRA following the date of her termination, Verenium will reimburse Ms. Roemer for her COBRA premiums until the earlier of 18 months or when Ms. Roemer voluntarily enrolls in a health insurance plan offered by another employer. Additionally, all outstanding unvested equity awards held by Ms. Roemer will become fully vested and exercisable.

  Jeffrey G. Black

        We entered into an employment agreement with Mr. Black on December 17, 2008, which was amended on March 31, 2011 and subsequently restated in its entirety on March 1, 2012, detailing the terms of his employment as Senior Vice President, Chief Financial Officer. The employment agreement provides that if Mr. Black is terminated by Verenium without cause or Mr. Black resigns for good reason upon the Purchasee Time or at any time within the 15-month period following the Purchase Time, Mr. Black will be entitled to severance pay in the amount of 18 months of his current base salary, plus 150% of his target bonus for the year in which the termination occurs, which will be paid in single lump sum. In addition, if Mr. Black elects to continue his group health and dental insurance benefits in accordance with the provisions of COBRA following the date of his termination, Verenium will reimburse Mr. Black for his COBRA premiums until the earlier of 18 months or when Mr. Black voluntarily enrolls in a health insurance plan offered by another employer. Additionally, all outstanding unvested equity awards held by Mr. Black will become fully vested and exercisable.

  Alexander A. Fitzpatrick

        We entered into an employment agreement with Mr. Fitzpatrick on October 29, 2010, which was subsequently restated in its entirety on March 1, 2012, detailing the terms of his employment as Senior Vice President, General Counsel and Secretary. The employment agreement provides that if Mr. Fitzpatrick is terminated by Verenium without cause or Mr. Fitzpatrick resigns for good reason upon the Purchase Time or at any time within the 15-month period following the Purchase Time, Mr. Fitzpatrick will be entitled to severance pay in the amount of 18 months of his current base salary, plus 150% of his target bonus for the year in which the termination occurs, which will be paid in single lump sum. In addition, if Mr. Fitzpatrick elects to continue his group health and dental insurance benefits in accordance with the provisions of COBRA following the date of his termination, Verenium will reimburse Mr. Fitzpatrick for his COBRA premiums until the earlier of 18 months or when Mr. Fitzpatrick voluntarily enrolls in a health insurance plan offered by another employer. Additionally, all outstanding unvested equity awards held by Mr. Fitzpatrick will become fully vested and exercisable.

        Each executive officer's benefits are conditioned upon complying with the obligations under his or her employment agreement and "Employee Invention and Non-Disclosure Agreement" and his or her delivery of a release of claims against Verenium and allowing such release to become effective. For purposes of each executive officer's employment agreement, cause is defined to include: (a) material misconduct in the performance of his or her duties and responsibilities; (b) material failure, refusal or inability to carry out any lawful direction of the Chief Executive Officer or Board of Directors; (c) breach of any material term of his or her employment agreement, Employee Invention and Non-Disclosure Agreement, or any other agreement between the executive officer and Verenium; (d) conviction of or plea of nolo contendere to a felony or other crime involving moral turpitude, or imprisonment for any crime; (e) material failure to comply with Verenium's written policies; and (f) violation of any statutory or fiduciary duty owed to Verenium. For purposes of each executive officer's employment agreement, resignation for good reason is defined as: (i) a material reduction in his or her duties, authority or responsibilities; (ii) a material reduction in his or her base salary; (iii) a material reduction in his or her ability to participate in Verenium's fringe and benefit plans; (iv) a relocation of the participant's place of employment, which increases his one-way driving distance by more than 25 miles; or (v) any other conduct by Verenium that constitutes a material breach of his or her employment agreement. Each executive officer's employment agreement also contains a "better after-tax" provision, which provides that if any of the executive officer's payments constitutes a parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the payments will be either (x) reduced, or (y) provided in full to the participant, whichever results in the participant receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Code Section 4999, in each case based upon the highest marginal rate for the applicable tax.

Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. The table below assumes that the Purchase Time occurred on September 20, 2013 and the employment of the executive was terminated without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives, may materially differ from the amounts set forth in the table. In addition, each named executive officer is subject to a "better after-tax" provision. For a narrative description of the "better after-tax" provision and the terms and conditions applicable to the payments quantified in the table below, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Verenium and its Executive Officers, Directors and Affiliates" above.

Name	Cash Severance Payment(1)	Option Acceleration(2)	COBRA(3)	Total
James E. Levine.	$1,568,000	$127,213	$46,480	$1,741,693
Janet S. Roemer	$742,500	$73,880	$3,571	$819,951
Jeffrey G. Black.	$731,250	$64,139	$34,860	$830,249
Alexander A. Fitzpatrick	$672,000	$106,250	$30,400	$808,650

(1)
The amount listed in the column represents (i) 24 months of additional salary based on the salary in effect as of September 20, 2013 for Mr. Levine and 18 months of additional salary based on the salary in effect as of September 20, 2013 for Ms. Roemer, Mr. Black, and Mr. Fitzpatrick and (ii) 200% of Mr. Levine's target bonus for 2013 and 150% of Ms. Roemer, Mr. Black, and Mr. Fitzpatrick's target bonus for 2013.

(2)
The amount listed in the column represents, as of September 20, 2013, an implied total per share consideration, on a present value basis, of $4.00 per share in respect of unvested shares of Common Stock subject to Stock Options on a pre-tax basis at the Purchase Time. This amount represents the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis and as of the Purchase Time by multiplying (i) the excess of the Merger Consideration over the respective per share exercise prices of the Stock Options by (ii) the number of unvested shares subject to such Stock Options.

(3)
Estimated amount of premiums for continued coverage under Verenium's group health plans for 24 months for Mr. Levine and 18 months for Ms. Roemer, Mr. Black, and Mr. Fitzpatrick.

Employee Benefits

        For a period of 12 months following the Effective Time, with respect to employees of Verenium immediately before the Effective Time who remain employed during such 12-month period, Parent will provide, or will cause to be provided, base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity or equity based compensation and retention, change in control and other transaction-based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity or equity based compensation and retention, change in control and other transaction-based compensation) provided to such employees immediately prior to the execution of the Merger Agreement.

Potential for Future Arrangements

        To our knowledge, except for certain agreements described in this Schedule 14D-9 between Verenium and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Verenium, on the one hand, and Parent, Purchaser, any of their affiliates or Verenium, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Verenium entering into any such agreement, arrangement or understanding.

        It is possible that certain members of our current management team will enter into new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

        For 2013, each non-employee director of Verenium receives an annual retainer of $25,000, a fee of $1,500 per board meeting attended, and a fee of $1,000 per meeting for committee participation. Directors who serve as committee chairpersons for Board committees receive an additional fee of $1,000 per committee meeting, with the chair of the audit committee receiving an additional annual retainer of $7,500. Each non-employee director is also eligible to receive stock options under Verenium's 2010 Equity Incentive Plan (the "2010 Plan"). While the 2010 Plan is open to both employees and non-employees, options granted to non-employee directors under the 2010 Plan are intended by Verenium not to qualify as incentive stock options under the Code. Stock awards and awards of stock options to non-employee directors under the 2010 Plan are discretionary, with the exception of an automatic annual grant of options to purchase 6,000 shares of Common Stock to each non-employee director who has served on our Board of Directors for at least 12 months, that is granted on the next business day following the date of each annual meeting of stockholders. Each new non-employee director joining our Board of Directors receives a non-statutory stock option grant to purchase 6,000 shares of Common Stock. As of September 20, 2013, 73,570 shares of Common Stock underlying Stock Options held by our directors remained unvested.

Indemnification of Directors and Officers; Insurance

        The Merger Agreement provides that all existing rights to indemnification that the present directors and officers of Verenium are entitled to that are contained in the organizational documents of Verenium as in effect as of the date of the Merger Agreement, or as provided in any indemnification agreement between Verenium and any such person as in effect as of the date of the Merger Agreement, will survive the Merger and will be observed by the Surviving Corporation (and Parent shall cause the Surviving Corporation to observe them) to the fullest extent available under Delaware law for a period of six years from the Effective Time.

        The Merger Agreement also provides that, prior to the Effective Time, we will obtain and fully pay the premium for the non-cancellable extension of the directors' and officers' liability coverage of our existing directors' and officers' insurance policies and our existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from our current insurance carrier. We are required to consult with Parent prior to purchasing such extensions to our insurance policies.

(b)
Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

        On September 19, 2013, Verenium, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13—"The Transaction Documents—The Merger Agreement" of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—"Conditions of the Offer" of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Mutual Non-Disclosure Agreement

        On May 1, 2013, Parent and Verenium entered into a Confidentiality, Non-Disclosure and Non-Solicitation Agreement (the "Non-Disclosure Agreement"). Under the terms of the Non-Disclosure Agreement, Parent agreed that, subject to certain exceptions, any non-public information regarding Verenium provided to Parent or to its representatives for the purposes of evaluating and/or negotiating potential strategic transactions between the parties would, for a period of one year from the date of the original Non-Disclosure Agreement, be kept confidential, except as provided in the Non-Disclosure Agreement. The Non-Disclosure Agreement includes a standstill provision for the benefit of Verenium that expires one year following the date of the Non-Disclosure Agreement.

        This summary and description of the Non-Disclosure Agreement is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(16) hereto and incorporated herein by reference.

(c)
Arrangements among Parent, Purchaser, and Certain Executive Officers, Officers, Directors and Stockholders of Verenium.

Tender and Support Agreements

        On September 19, 2013, our executive officers and directors (collectively, the "Supporting Stockholders") each entered into a tender and support agreement with Parent and Purchaser (collectively, the "Tender and Support Agreements") under which each Supporting Stockholder, among other things, (i) agreed to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record or beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of the relevant Tender and Support Agreement and prior to the Expiration Date pursuant to the terms of the Offer promptly, but no later than ten business days following commencement of the Offer, (ii) agreed to certain restrictions on the transfer of such Shares or entering into any arrangements with respect to the voting of such Shares or that are otherwise inconsistent with the terms of such Supporting Stockholder's Tender and Support Agreement, (iii) agreed to vote such Shares in favor of each of the actions contemplated by the Merger Agreement and any action in furtherance of any of the foregoing, (iv) agreed to vote such Shares against (a) any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Verenium in the Merger Agreement, (b) any third-party proposal to acquire 80% or more of the assets or any class of securities of Verenium, (c) any amendment to Verenium's certificate of incorporation or bylaws, (d) any material change in the capitalization of Verenium or its corporate structure, and (e) any other action which is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage or adversely affect any of the Transactions or such Supporting Stockholder's Tender and Support Agreement, and (v) granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to vote such Supporting Stockholder's Shares in accordance with the foregoing clauses (iii) and (iv). Each Supporting Stockholder's Tender and Support Agreement will terminate upon the earlier of (A) the Effective Time, or (B) the date upon which the Merger Agreement is validly terminated. As of September 20, 2013, the outstanding Shares subject to the Tender and Support Agreements represented approximately 2.6% of the total outstanding Shares.

        The foregoing summary and description of the Tender and Support Agreements are qualified in their entirety by reference to the Tender and Support Agreements, the form of which is filed as Exhibit (e)(13) and are incorporated herein by reference.

        The Merger Agreement and the Tender and Support Agreements have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about Verenium in Verenium's public reports filed with the

SEC. The Merger Agreement and the Tender and Support Agreements and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on October 2, 2013 are incorporated herein by reference, and are not intended to provide any other factual information about Verenium. The representations, warranties and covenants contained in each agreement referenced in this Schedule 14D-9 were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the other party(ies) to such agreement, and may be subject to limitations agreed upon by the parties to such agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement, except with respect to receipt of the Offer Price or the Merger Consideration, or the Tender and Support Agreements. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Item 4.    The Solicitation or Recommendation.

        On September 19, 2013, our Board of Directors unanimously (i) determined that the Transactions are fair to and in the best interests of Verenium and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Verenium's stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

        Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i)
Background of Offer and Merger

        Verenium is an industrial biotechnology company with recognized market-leading technology, which it uses to develop and commercialize high performance enzymes for use in a broad array of industrial processes. Through its use of tailored enzyme products, Verenium can help industries replace expensive and oftentimes harmful chemical processes with more efficient and environmentally-friendly biological processes.

        As part of Verenium's ongoing strategic planning process, and in light of Verenium's capital resources and its ongoing capital requirements in seeking to develop and commercialize Verenium's products, Verenium regularly reviews its cash position and anticipated use of cash resources and explores its potential financing and strategic alternatives. Verenium issued 5.5% convertible notes due 2027 (the "2007 Notes") in March 2007 that, pursuant to their terms, required Verenium to offer to repurchase the 2007 Notes on April 2, 2012 at a repurchase price equal to 100% of their principal amount plus accrued interest. Given that the 2007 Notes were convertible into shares of Verenium common stock at a conversion price that far exceeded the then-current trading price for Verenium's common stock, Verenium's management anticipated that each holder of the 2007 Notes would accept Verenium's repurchase offer and Verenium would be obligated to repurchase all 2007 Notes outstanding as of April 2, 2012 (which were approximately $35 million in aggregate principal amount) at the repurchase price or be in default under the 2007 Notes. With this known and large cash requirement approaching, Verenium worked with financial advisors and explored, without success, starting in the first quarter of 2011 and through the remainder of 2011, potential financing alternatives to provide Verenium the necessary funds to enable it to repurchase all the outstanding 2007 Notes when it would be required to do so. During this period Verenium entered into a term-sheet for a senior secured loan that would have helped provide the necessary funding. However, by December

2011, the counter-party to the term-sheet indicated that it was not willing to proceed with the transaction.

        In January 2012, with Verenium having failed to secure financing to fund its anticipated required repurchase of all then-outstanding 2007 Notes in April 2012, the Board of Directors advised Verenium's management to consider all strategic alternatives, including continuing to pursue financing alternatives (including restructuring the 2007 Notes), a sale of assets of the company and the sale of the entire company. In September 2009, Verenium engaged UBS as its financial advisor in connection with a possible sale of Verenium's commercial enzyme business because UBS is an internationally recognized investment bank and based upon UBS's knowledge of the industrial biotechnology industry, experience and reputation and familiarity with Verenium. In 2010, Verenium sold its cellulosic biofuels business to BP Biofuels North America, and retained its commercial enzyme business but UBS continued to work under that engagement letter, which was amended on March 2, 2012 to, among other matters, extend its term, throughout the first quarter of 2012. In addition, on January 27, 2012, Verenium engaged UBS as its financial advisor in connection with a possible restructuring of the 2007 Notes based upon UBS's knowledge of the 2007 Notes and their holders (UBS had acted as an initial purchaser in connection with Verenium's original issuance of the 2007 Notes), as well as, again, UBS's experience and reputation and familiarity with Verenium. Verenium at this time was also working with another financial advisor who was assisting it with other possible financing alternatives. In accordance with the Board's directives, Verenium's management and representatives of UBS and Verenium's other financial advisor continued to contact financing sources and explored strategic, convertible debt, secured debt and equity financing options. During the first quarter of 2012, Verenium's management and representatives of UBS also contacted seven strategic parties, entered into confidentiality agreements with multiple parties and received three non-binding proposals to acquire all of the stock of the company, subject to due diligence reviews.

        By March 5, 2012, Verenium had been unable to secure financing that would have enabled it to fund its anticipated required repurchase of the 2007 Notes on April 2, 2012, and had also not entered into a sale transaction. On March 5, 2012, Verenium publicly announced that it had filed a tender offer with respect to its offer to repurchase the 2007 Notes, as it was required to do pursuant to the terms of the 2007 Notes, and also publicly announced that, based on then-current cash resources, Verenium did not have sufficient funds to repurchase the 2007 Notes in the event all holders of the 2007 Notes accepted Verenium's repurchase offer. Verenium disclosed that it was considering two primary alternatives to address its capital requirements: issuing new equity-linked or equity securities and converting the 2007 Notes into equity along with a partial repayment thereof, and/or a combination of the foregoing; and actively evaluating options for a potential sale of Verenium. Verenium also disclosed that it had received non-binding proposals from more than one prospective purchaser to acquire all of the stock of Verenium.

        Following the public announcement of its strategic review process, representatives of Rothschild Inc. and Rothschild GmbH ("Rothschild"), BASF's financial advisor, contacted representatives of UBS to express BASF's interest in exploring a potential business combination with Verenium and on March 14, 2012, BASF entered into a confidentiality agreement with Verenium that included a one-year standstill arrangement.

        Around March 15, 2012, Verenium delivered a proposed form of merger agreement to BASF. From around March 14 to March 22, 2012 representatives of BASF engaged with representatives of Verenium in a due diligence process, including conference calls and a site visit to Verenium's facility.

        On March 19, 2012, Lowenstein Sandler LLP ("Lowenstein"), legal counsel to BASF, and Cooley LLP ("Cooley"), legal counsel to Verenium, held a telephone conference to discuss certain transaction structure and diligence matters.

        By March 25, 2012, Verenium had been unsuccessful in obtaining financing to repurchase the 2007 Notes that were coming due and none of the companies it had been in discussions with regarding a sale were able to consummate an acquisition of the company prior to the repurchase deadline. On March 26, 2012, Verenium entered into an asset purchase agreement with DSM Food Specialties B.V. ("DSM"), pursuant to which DSM purchased Verenium's oilseed processing business and additional assets for $37 million in proceeds. The proceeds were used to pay off the 2007 Notes and Verenium ceased all discussions regarding a sale of the entire company.

        On April 23, 2012, BASF certified to Verenium that BASF destroyed or permanently deleted all confidential information (except for archival purposes) in compliance with the terms of the confidentiality agreement.

        In May and June 2012, representatives of Verenium met with representatives of BASF in Germany to make a presentation and discuss partnering opportunities. In connection with the partnership discussions, BASF and Verenium entered into a customary confidentiality agreement covering the potential commercial relationship.

        On December 7, 2012, representatives of BASF and Verenium met in San Diego to discuss a potential collaboration in the field of enzymes for feed, food and detergent applications.

        Thereafter through March 2013, Verenium and BASF continued to have discussions regarding a potential collaboration and exchanged a draft framework collaboration agreement.

        On March 26, 2013, representatives of BASF, including Dr. Alexandra Brand, Senior Vice President, met with James Levine, Chief Executive Officer of Verenium, in San Diego to discuss the proposed collaboration. At the meeting, the representatives of BASF made an unsolicited oral indication of interest, on behalf of BASF, to acquire Verenium in lieu of pursuing a collaboration. Mr. Levine advised Dr. Brand that the Board of Directors had not determined to put the company up for sale but that he would advise the Board of Directors of BASF's overture.

        On March 27, 2013, Mr. Levine contacted Dr. James Cavanaugh, Chairman of the Board of Directors, to inform him of the unsolicited indication of interest from BASF.

        On March 29, 2013, Dr. Brand and Mr. Levine had a telephonic meeting, which was attended by other representatives of BASF and Verenium, to discuss BASF's interest in an acquisition. Dr. Brand indicated that BASF would follow-up with a written indication of interest which would include specific terms.

        On April 1, 2013, BASF provided a written, non-binding indication of interest to acquire all of the outstanding shares of Verenium's common stock for $3.75 per share (the "April 1 Letter"). The April 1 Letter stated that the non-binding indication of interest was subject to completion of due diligence and other conditions including, receipt of necessary internal approvals and negotiation of satisfactory transaction documentation. The April 1 Letter also indicated that the indication was subject to BASF being given a period of exclusive negotiations. The proposal stated that it was not subject to any financing contingency.

        On April 2, 2013, representatives of BASF, including Rothschild and representatives of Verenium had a telephonic meeting to provide an explanation for the financial terms in the offer.

        On April 8, 2013, the Board of Directors held a meeting, with representatives of Verenium's management and Cooley LLP ("Cooley"), Verenium's outside counsel, participating in the meeting. A representative of Cooley first reviewed fiduciary duty considerations in connection with the review of an all cash acquisition proposal. The Board discussed the April 1 Letter from BASF, including the process for evaluating the BASF proposal and possible responses to the BASF proposal. Following a discussion with management and an executive session without management present, the Board advised management to inform BASF that their offer was not compelling and that a higher valuation would be required for further consideration of such a transaction. The Board also advised management to seek the advice of an investment bank regarding the proposal.

        On April 9, 2013, Mr. Levine contacted Dr. Brand to inform her that after consideration of the April 1 Letter, the Board of Directors had determined not to proceed with discussions regarding such a transaction with BASF based on the terms proposed. In response, Dr. Brand requested a meeting with representatives of Verenium management to verify certain assumptions on which the April 1 Letter was based. Mr. Levine requested a letter outlining the terms and purpose of the request.

        On April 12, 2013, BASF delivered a letter to Verenium expressing its continued interest in the acquisition and requesting a meeting with members of Verenium senior management in San Diego to verify certain assumptions on which the April 1 Letter was based and to potentially identify additional areas of value (the "April 12 Letter").

        On April 25, representatives of UBS telephoned representatives of Rothschild in response to the April 12 letter indicating Verenium would make certain members of its management team available in San Diego for an in-person meeting. At that time, Verenium proposed a form of confidentiality agreement that contained a one-year stand-still agreement.

        On May 2, 2013, Verenium and BASF entered into a customary confidentiality agreement containing a one-year stand-still agreement.

        On May 3, 2013, following the directive of the Board of Directors, Verenium entered into a formal engagement letter with UBS based upon UBS's knowledge of the industrial biotechnology industry, experience and reputation and familiarity with Verenium.

        On May 16, 2013, the Board of Directors met, with representatives of Verenium's management, legal advisor and financial advisor participating in the meeting. The management team reviewed its five year financial projections for Verenium assuming it remained independent, completed the proposed collaboration with BASF and achieved other key assumptions reviewed with the Board. The Board was made aware of UBS's prior representation of BASF. Representatives of UBS preliminarily reviewed certain financial information and outlined a potential process for engaging in discussions with BASF while soliciting possible interest from other potential strategic buyers in order to maintain a competitive process, taking into consideration the strategic parties involved in Verenium's prior sale process and the strategic parties that might have interest in, and an ability to acquire, Verenium. Representatives of UBS also discussed the efficacy of contacting any potential financial sponsors, given the Company's profile. The financial advisors were then excused from the meeting and a representative of Cooley reviewed fiduciary duty considerations in connection with evaluating a potential sale of Verenium for cash. The Board discussed Verenium's potential strategic alternatives, including remaining independent and proceeding with new product collaborations, and authorized engaging in discussions with BASF and soliciting potential proposals from a selected list of additional strategic parties and agreed that no financial sponsors should be contacted.

        Following the May 16, 2013 meeting of the Board of Directors, in accordance with the Board's directives, in May 2013, Company management and representatives of UBS, on behalf of Verenium, contacted eight strategic parties, including BASF, Company A and Company B, to determine such parties' potential interest in pursuing a strategic transaction with Verenium. Of the eight companies contacted, five parties signed confidentiality agreements or were already a party to a confidentiality agreement and received additional materials and five parties received management presentations.

        On May 20, 2013, representatives of Verenium's management made a management presentation, which included Verenium's financial projections, to representatives of BASF. Following the management presentation, representatives of Rothschild indicated to representatives of UBS that BASF would continue to analyze the opportunity, and expected to be able to provide a revised acquisition proposal to Verenium in mid-late July.

        On June 6, 2013, representatives of Rothschild contacted representatives of UBS and reiterated that as a result of the BASF internal due diligence process BASF may not be in a position to make a revised proposal until mid-July. Representatives of Rothschild also noted that BASF's internal approval process would require an initial BASF approval be obtained in late-August and a final approval be obtained in mid-September.

        On June 6, 2013, representatives of Verenium's management made a telephonic management presentation to representatives of Company B.

        On June 13, 2013, representatives of Verenium's management made a telephonic management presentation of Verenium's business plan and financial projections to representatives of Company A.

        During the month of June, five of the strategic parties initially contacted in May indicated that they did not wish to pursue a transaction with Verenium. At the request of the Board of Directors, representatives of UBS asked Company A and Company B to submit non-binding indications of interest by July 17, 2013. Verenium was already expecting that BASF would submit a revised indication of interest by July 17, 2013.

        On June 27, 2013, representatives of Verenium met with representatives of Company B to discuss a potential partnering and acquisition alternatives.

        Dr. Brand telephoned Mr. Levine on July 17, 2013 and advised Mr. Levine that BASF was prepared to submit a revised written, non-binding indication of interest to acquire all of the outstanding shares of Verenium's common stock. Dr. Brand and Mr. Levine also discussed a proposed timeline for due diligence and negotiation of transaction agreements.

        Later in the day on July 17, 2013, BASF delivered the written, non-binding indication of interest to acquire all of the outstanding shares of Verenium's common stock for $4.30 per share (the "July 17 Letter"). The non-binding indication of interest was subject to completion of due diligence and other conditions, including receipt of necessary internal approvals and negotiation of satisfactory transaction documentation. The non-binding indication of interest was not subject to a period of exclusive negotiations.

        On July 17, 2013, Company A submitted a non-binding proposal to acquire Verenium in an all cash transaction in the range of $3.25-$4.00 per share. The proposal stated that it was not subject to any financing contingency.

        On July 17, 2013, Company B submitted a non-binding proposal to acquire a minority equity position in Verenium, plus exclusive rights to use Verenium's technology in certain end markets, for $15 million. The proposal stated that it was not subject to any financing contingency.

        On July 19, 2013, the Board of Directors held a meeting, with representatives of Verenium's management, legal advisor and financial advisor participating in the meeting, to discuss the progress on the strategic transaction process, including parties contacted, bids received and likely timetables. Representatives of UBS reviewed financial aspects of the proposals from BASF, Company A and Company B.

        Following the July 19, 2013 meeting of the Board of Directors, representatives of UBS discussed with representatives of Rothschild the process and timing for BASF to complete its due diligence and negotiate a definitive agreement. Representatives of Rothschild informed UBS of the internal process that BASF would need to follow in order to enter into a definitive merger agreement, including its internal committee approval process scheduled for late August and the schedule for the BASF board meeting in mid-September to approve execution of a definitive agreement. Representatives of Rothschild indicated that BASF would need to complete its due diligence prior to its committee approval in late August.

        Following the July 19, 2013 meeting of the Board of Directors, representatives of UBS also contacted Company B and indicated to Company B that its proposal for an asset purchase was not competitive with the proposals to acquire the entire company received from other parties and suggested that Company B re-evaluate its proposal.

        On July 22, 2013, representatives of UBS contacted representatives of Rothschild to advise that that the Board of Directors would be prepared to proceed with allowing BASF to conduct certain due diligence.

        On July 29, 2013 and August 13, 2013, representatives of BASF and members of Verenium management held due diligence meetings at Verenium's San Diego office. The visit included a tour of Verenium's laboratories.

        In late July, August and early September, one additional strategic party, Company C, one financial sponsor and one additional strategic party contacted UBS, to indicate possible interest in the process. Representatives of UBS contacted all three of these parties to discuss the strategic review process, and all three signed confidentiality agreements and received management presentations. The financial sponsor and Company C had access to the data room and each held due diligence session with Verenium's management. None of these parties submitted indicative or final proposals.

        On August 1, 2013, the Board of Directors met, with representatives of Verenium's management, legal advisor and financial advisor participating in the meeting. Representatives of UBS reviewed the transaction to date, including an update of bids received and a financial analysis of Verenium.

        On August 8, 2013 representatives of BASF and of Verenium made a site visit to Fermic, S.A. de C.V., or Fermic, our contract manufacturing partner in Mexico.

        On August 12, 2013 representatives of Company A and of Verenium made a site visit to Fermic in Mexico.

        On August 13, 2013, in light of the extensive diligence conducted by Company A, a form of merger agreement prepared by Cooley was distributed to Company A. The draft merger agreement contemplated an all cash transaction effected through a cash tender offer for all outstanding shares of Company Common Stock.

        On August 14, 2013, a draft merger agreement prepared by Lowenstein, outside counsel to BASF, was distributed to Verenium. The draft merger agreement contemplated an all cash transaction effected through a cash tender offer for all outstanding shares of Company Common Stock. BASF had previously rejected Verenium's offer to circulate its form of merger agreement to BASF for its consideration. The merger agreement contemplated an unspecified cash consideration. In the draft, BASF proposed uncapped expense reimbursement if the merger agreement was terminated for certain reasons and did not contemplate the Board of Directors' ability to change its recommendation in light of a change in circumstances other than a takeover proposal. The merger agreement markup also contemplated tender and support agreements from unspecified stockholders.

        On August 16, 2013, UBS sent a final bid process letters to Company A which stipulated that a final binding bid, including a marked up merger agreement, would need to be submitted by September 13, 2013.

        On August 20, 2013, Cooley responded with comments to BASF's merger agreement mark up. Among the changes in the mark up were the inclusion of the Board of Directors' ability to change its recommendation in light of a change in circumstances other than a takeover proposal and an elimination of the expense reimbursement provision.

        On August 21, 2013, representatives of Rothschild contacted representatives of UBS and informed such representatives that as a result of certain matters determined during BASF's due diligence, BASF would only be prepared to move forward with the proposed transaction at an offer price of $3.90 per share.

        In response to BASF's due diligence concerns, between August 23 and September 13, 2013, representatives of BASF and Verenium, and their respective advisors, held a series of telephonic meetings to discuss the due diligence matters. In addition, Verenium provided BASF additional due diligence materials during this period.

        On August 28, 2013, representatives of the Verenium delivered a counter-proposal to Company B in the form of a term sheet for a joint research and development and commercialization agreement.

        On August 30, 2013, representatives of Rothschild contacted representatives of UBS to inform Verenium that BASF had received its initial internal approval to move forward with the proposed transaction.

        On August 31, 2013, representatives of UBS contacted representatives of Rothschild to inform BASF that Verenium had received one or more competing proposals and that BASF's prior indication of $3.90 per share was not above the valuation range received by Verenium.

        On September 4, 2013, representatives of Verenium contacted Company B to discuss the counter-proposal. Following this meeting, Company B did not initiate any contact with representatives of Verenium to further discuss a strategic transaction with Verenium.

        On September 4, 2013, Lowenstein delivered a revised draft of the merger agreement to Cooley.

        On September 9, 2013, representatives of UBS contacted representatives of Rothschild to communicate that Verenium was soliciting final bids for the sale of Verenium on September 13, 2013. Following the conversation, representatives of UBS transmitted the final bid process letter to BASF.

        On September 10, 2013, Company C informed Verenium that it was withdrawing from the sale process because of a lack of strategic fit. On September 12, 2013, the Board of Directors met, with representatives of Verenium's management, legal advisor and financial advisor participating in the meeting. Representatives of UBS discussed the status of the sales process and discussions with BASF, Company A and Company C and the September 13 deadline for receipt of proposals including transaction value and a mark-up of the draft merger agreement. Management made a presentation to the Board on updated management case financial projections, including the changes in the key assumptions reflected in the updated projections in comparison to the projections presented in May 2013 and the rationale for the changes in the projections. Following a discussion, the Board agreed that the updated management case projections better reflected the ongoing execution risks of the business and agreed that the updated management case projections should be used by UBS for its financial analyses. Representatives of UBS then presented preliminary financial analyses using the updated management case projections.

        On September 10, 2013, Cooley circulated to Lowenstein a revised draft of the merger agreement reflecting, among other matters, increasing the period during which BASF would be required to continue to extend the Offer if all the closing conditions were not satisfied at the then-scheduled expiration, proposing an extension of the "walk away" date, reducing the scope of the representations, warranties and interim operating covenants, expanding the circumstances in which the Board of Directors could change its recommendation of the merger, limiting the circumstances in which a termination fee would be payable and eliminating reimbursement of uncapped expenses upon certain terminations of the merger agreement.

        On September 13, 2013, BASF submitted a revised non-binding offer letter (the "September 13 Letter") along with a revised draft of the merger agreement. The September 13 Letter contained an offer price of $4.00 per share and the accompanying draft merger agreement proposed, among other matters, a termination fee of $2.4 million, and the elimination of the expense reimbursement provision. The proposal stated that it was not subject to any financing contingency.

        On September 13, 2013, Company A delivered its final offer to acquire Verenium in an all-cash transaction for $3.25 per share which offer required that Verenium enter into three separate agreements with third parties as a condition to the execution of a merger agreement. The final offer included a markup of the merger agreement which included terms that reduced deal certainty and increased the circumstances in which a termination fee would be payable in comparison to the draft merger agreement provided to Company A as part of the process.

        On September 15, 2013, the Board of Directors met, with representatives of Verenium's management and legal and financial advisors participating in the meeting. Representatives of Cooley provided an overview of the proposals from BASF and Company A and summarized the key open issues in the merger agreement with BASF, including an assessment of Verenium's position on various terms under negotiation, the negotiation process to date with BASF and the negotiation process going forward, and the likelihood and potential timing of reaching agreement with BASF. Representatives of Cooley also discussed Company A's condition that Verenium enter into certain agreements with third parties as a condition to the execution of the merger agreement. The Board directed representatives of UBS to go back to BASF and Company A to negotiate a higher price. In light of the unfavorable price per share in the Company A offer, the Board did not direct Verenium to negotiate the merger agreement with Company A at that point in time.

        On September 16, 2013, at the directive of the Board of Directors, representatives of UBS contacted representatives of Rothschild and indicated that Verenium was willing to continue negotiations with BASF regarding the proposed transaction. On the same day Mr. Levine and Dr. Brand had a telephone conversation wherein Mr. Levine attempted to negotiate an increase in offer price presented in the September 13 Letter. However, Dr. Brand informed Mr. Levine that $4.00 per share was BASF's best and final proposal.

        On September 17, 2013, representatives of Rothschild contacted representatives of UBS to inform Verenium that BASF has received its final internal approval to move forward with the proposed transaction at an offer price of $4.00 per share, subject to completion of any outstanding due diligence matters and final negotiations of the merger agreement.

        On September 18 and 19, 2013, at the directive of the Board of Directors, representatives of UBS contacted representatives of Company A to discuss an increase in the offer price. Company A communicated that it was unwilling to provide a price increase.

        Between September 16, 2013 and September 19, 2013, representatives from Lowenstein and Cooley had a series of telephone conversations to discuss certain open points related to the merger agreement, exchanged drafts of the merger agreement and finalized the merger agreement. In the course of the negotiations, BASF agreed to a reduction in the termination fee payable in certain circumstances from $2.4 million to $2.1 million (or 3.6% of the equity value).

        On September 19, 2013, the Board of Directors held a meeting with Verenium's management and legal and financial advisors. During the meeting, representatives of Cooley first reviewed fiduciary duty considerations in the context of a proposed sale of Verenium for cash. Cooley also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, the operation of Section 251(h) of the DGCL, offer conditions, the non solicitation clause and fiduciary exceptions that would permit Verenium to negotiate and accept an unsolicited superior proposal, subject to compliance with the merger agreement and BASF's matching rights, the change in Board recommendation provisions, termination provisions, termination fee, reverse termination fee and circumstances under which the termination fee and reverse termination fee would be payable. Representatives of Cooley also reviewed the tender and support agreement and percentage of securities that would be subject to these agreements. The Board asked questions and discussed at length the Merger Agreement and related documentation. Also at this meeting, UBS reviewed with the Board its financial analysis of the Offer Price and delivered an oral opinion of UBS, which opinion was subsequently confirmed in writing, to the effect that, as of September 19, 2013 and based upon and subject to various assumptions, matters considered and limitations described in the opinion, the Offer Price to be received in the Transactions by holders of Company Common Stock was fair, from a financial point of view, to such holders. In the course of rendering the fairness opinion, UBS again made disclosures regarding its prior representations of BASF. After UBS left the meeting, the Board discussed UBS's prior representation of BASF and concluded that such representation did not pose a conflict to this transaction. After further discussion of the proposed transaction, the Board unanimously determined that the Merger Agreement and the transactions contemplated therein, including the tender offer and the merger, are advisable to, and in the best interest of, Verenium and its stockholders, approved the execution, delivery and performance by Verenium of the Merger Agreement and the consummation of the transactions contemplated therein, including the tender offer and the merger and resolved to recommend that the stockholders of Verenium tender their shares pursuant to the Offer.

        Following the close of markets, on September 19, 2013, the Merger Agreement and tender and support agreements were signed and, prior to the open of markets on September 20, 2013, BASF and Verenium each issued a press release announcing the execution of the Merger Agreement. A copy of Verenium's press release has been filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(ii)
Reasons for Recommendation

        On September 19, 2013, our Board of Directors unanimously (i) determined that the Transactions are fair to and in the best interests of Verenium and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Verenium's stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

        Our Board of Directors considered numerous reasons, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Verenium stockholders:

  •
  the Offer consists solely of cash, providing certainty, immediate value and liquidity to our stockholders;

  •
  the $4.00 per Share in cash, without interest, represents a 59.4% premium to our closing price of $2.51 on September 19, 2013, the last full trading day before the Transactions were approved by our Board of Directors, a 55.0% premium to our closing price of $2.58 on March 28, 2013, the last full trading day before receipt of BASF's initial written bid, a 55.0% premium to the one month average trading price for our common stock for the month ending on September 19, 2013 and a 10.5% premium to our 52-week high stock price of $3.62 per Share for the 52 weeks ending on September 19, 2013;

  •
  the belief of our Board of Directors, after a thorough review of strategic alternatives and discussions with Verenium management and its advisors, that the Offer Price is more favorable to the stockholders of Verenium than the potential value that might have resulted from other strategic opportunities potentially available to Verenium, including remaining an independent public company or selling some or all of its commercial or pipeline products;

  •
  the belief of our Board of Directors that as a result of arm's-length negotiations with BASF and Purchaser, Verenium and its representatives had negotiated the highest price per Share that BASF was willing to pay for Verenium and that the terms of the Merger Agreement include the most favorable terms to Verenium in the aggregate to which BASF and Purchaser were willing to agree;

  •
  the belief of our Board of Directors that Verenium had engaged in a process designed to obtain the best value reasonably available for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Verenium if such parties were interested in a strategic transaction;

  •
  our Board of Directors' assessment that Verenium was unlikely to be able to achieve a higher price per Share than the Offer Price by remaining a standalone public company or selling product assets to fund the ongoing negative cash flow of the company considering the risks and uncertainties in Verenium's business, including, Verenium's dependence on existing and future collaboration partners for revenue and the challenges involved with entering into successful future collaboration for Verenium, Verenium's limited experience and resources in independently developing, manufacturing, marketing, selling, and distributing commercial enzyme products and Verenium's dependence on Fermic as its sole-source manufacturer for most of its commercial enzyme products; the amount of capital that Verenium would need to continue to fund operations until it can achieve cash breakeven and the potential cost of capital, including the substantial dilution of the ownership percentage of existing stockholders that could be required to obtain necessary capital; and the significant execution risks associated with its business plan, including the development, technical and other risks involved with bringing all or any of the product candidates in Verenium's product pipeline and expansion pipeline to commercialization on a profitable and timely basis or at all;

  •
  the belief of our Board of Directors that delays in collaborations, slower-than expected ramp-up in enzyme sales for oil and gas, and slower than expected market share growth for FuelzymeTM have contributed to increased risk of delayed profitability and positive cash flow from operations, and have resulted in increased likelihood that Verenium will need to raise additional capital within the next 12 to18 months;

  •
  the expectation that Verenium as a standalone company would need to enter into new product collaborations, and achieve the projected compounded revenue growth rate of 15.6% in its management case in order to fund its operations without the need to raise additional equity to fund its operations and the Board of Directors' assessment that given the execution risks of the business, additional equity capital raising would likely be required that is not reflected in either the original projections or in the management case projections and such capital could not be available or could be available on highly unfavorable terms and could result in a decline in Verenium's Share trading price from the level prior to the announcement of the Offer;

  •
  the opinion of UBS Securities LLC ("UBS"), dated September 19, 2013, to the Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received in the Transaction by holders of Common Stock, as more fully described below under the caption "—Opinion of Verenium's Financial Advisor."

  •
  the fact that the Offer is structured as a tender offer, which can be completed, and the cash consideration can be delivered to Verenium's stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second-step merger to be completed shortly after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer;

  •
  the fact that the Purchaser must, at the election of Verenium, extend the Offer for one or more periods until March 18, 2014, if any Offer condition has not been satisfied, or, to the extent permitted by the Merger Agreement, waived; provided, that Verenium can only require two such extensions if the Offer condition that has not been satisfied is the Minimum Condition;

  •
  the terms and conditions of the Merger Agreement, including the following related factors:

  •
  BASF's ability to fund the Offer Price with cash;

  •
  the fact that BASF's and Purchaser's obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that BASF and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

  •
  the nature of the conditions to BASF's obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

  •
  the conclusion of our Board of Directors that the termination fee of $2.1 million and the circumstances when such termination fee may be payable by Verenium are reasonable in light of the benefit of the Offer and the other Transactions;

  •
  the ability of our Board of Directors under the Merger Agreement to withdraw or modify its recommendation that Verenium's stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Verenium's right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee and the related ability for any other party to approach Verenium if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement; and

  •
  the availability of statutory appraisal rights to Verenium's stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

        Our Board of Directors also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

  •
  the fact that Verenium's stockholders will not participate in any potential future benefit from its intellectual property portfolio and future revenue from existing commercial products, pipeline products, expansion of pipeline products, contract manufacturing, and existing and any future collaborations and licenses;

  •
  the effect of the announcement and pendency of the Merger Agreement and the Offer on Verenium's operations, employees, collaboration partners, suppliers and its ability to retain employees;

  •
  the fact that our executive officers and members of our Board of Directors may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally;

  •
  the fact that if the Offer and the other Transactions may not be consummated in a timely manner or at all:

  •
  the trading price of Shares may be adversely affected;

  •
  Verenium will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

  •
  Verenium may have lost potential collaboration partners and employees after announcement of the Offer;

  •
  Verenium's business may be subject to significant disruption;

    •
    the restrictions in the Merger Agreement on the conduct of Verenium's business prior to the consummation of the Merger, which may delay or prevent Verenium from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger;

    •
    Verenium's directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

  •
  the $2.1 million termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Verenium that might be more advantageous to Verenium's stockholders, and the impact of the termination fee on Verenium's ability to engage in certain other transactions for twelve months from the date of the Merger Agreement is terminated in certain circumstances; and

  •
  the fact that the gain realized by Verenium's stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

        Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

        The foregoing discussion of our Board of Directors reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by our Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described under "Past Contacts, Transactions, Negotiations and Agreements" in Item 3 above.

(iii)
Certain Financial Projections

        Verenium does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. During the first quarter of 2013, our management prepared financial projections reflecting Verenium as a standalone company, and assuming we were able to complete the collaboration with BASF that was then being negotiated with BASF. In May 2013, we provided these original projections to our Board of Directors, and to UBS, in connection with our Board of Directors' review of potential strategic alternatives. We also provided these original projections to potential buyers, including Parent and Purchaser.

        Subsequently, in September 2013, our management updated these financial projections to reflect updated risk assessments relating to some of the key assumptions underlying the original financial projections. We provided the updated management case projections to our Board of Directors and to UBS in connection with our Board of Directors' review of potential strategic alternatives. Following its review of the updated management case projections, our Board of Directors directed UBS to rely on the updated management case projections for use in connection with their financial analyses and opinion. We did not provide the updated financial projections to any potential buyers.

        The information set forth below is included solely to give Verenium stockholders access to certain financial projections that were made available to our Board of Directors and advisors and is not included in this Schedule 14D-9 in order to influence any stockholder's decision to tender Shares in the Offer or any other purpose.

        The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles ("GAAP"). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

        The preparation of the financial projections reflect core elements of our strategy, including:

  •
  Growing Our Commercial Product Sales:  We currently sell our commercial products primarily across four product lines: animal health & nutrition, grain processing, oilfield services and other industrial processes. While we expect to see a decline in sales from our current commercial product portfolio for animal health and nutrition due to the introduction of next-generation products, we expect sales to grow for our existing commercial products in grain processing and oilfield services through a combination of new customer adoption and/or increased sales volumes to existing customers.

  •
  Optimizing Our Product Manufacturing:  We expect to improve the productivity of our enzyme manufacturing capabilities, to lower our costs and/or increase our product volumes through implementing manufacturing process improvements, as well as making targeted capital investments in manufacturing equipment and processes together with Fermic, in Mexico.

  •
  Commercializing Our Product Pipeline:  Our product pipeline currently consists of seven mid- to late-stage product candidates targeted at the core markets we currently serve. We intend to advance these product candidates from our pipeline through the processes required for commercialization, such as development and regulatory approval, and expect to commercialize these new enzyme products in various times between now and 2016.

  •
  Developing Our Expansion Pipeline Through Partnerships:  We expect to enter into new collaborations with other companies to support the development and/or commercialization of new enzyme products from our Expansion Pipeline which we define as early to mid-stage product candidates that have the potential to target markets we serve today and existing or future markets that we have not historically addressed,, such as baking, sweeteners, personal care and detergents, and potentially to target other emerging markets like bio-based chemicals and next-generation biofuels. We evaluate partnering opportunities by considering the potential benefits the partner may bring, including: (i) providing market insights into customers' desired performance characteristics, (ii) accelerating estimated time-to-market, (iii) providing a sales and marketing channel to reach a target market and (iv) sharing in the expenses associated with developing a product.

        The financial projections estimate total revenue from our Commercial Products, Pipeline Products, Expansion Pipeline Products, contract manufacturing, collaboration revenue and licenses. The financial projections estimate EBIT (calculated as total revenue minus cost of goods sold, research and development, general and administrative expenses, sales and marketing expenses, depreciation, stock based compensation and restructuring expenses) and EBITDA (calculated as EBIT plus depreciation and stock compensation). The financial projections of Verenium as a standalone company include estimates of EBITDA, adjusted EBITDA (calculated as EBITDA plus cash lease payments) and unlevered free cash flow that are not GAAP financial measures.

        The financial projections reflect numerous estimates and assumptions made by management with respect to general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to Verenium's business, all of which are difficult to predict and many of which are beyond our control, such as:

  •
  our estimates regarding market sizes and opportunities, as well as our future revenue, product and contract manufacturing revenue, profitability and capital requirements;

  •
  our limited capital resources as compared to our main competitors in most of our target markets; our ability to increase or maintain our product revenue and improve or maintain product gross margins;

  •
  the timing and amount of expected revenue from our Product Pipeline;

  •
  our ability to secure partnerships for, and advance products from, our Expansion Pipeline;

  •
  our strategy;

  •
  our ability to improve manufacturing processes, reduce inventory losses and increase manufacturing yields in order to improve margins and enable us to continue to manage capacity in response to market conditions, such as the state of the corn ethanol industry;

  •
  our ability to maintain good relationships with the companies with whom we contract for the manufacture of certain of our products;

  •
  our expected future research and development expenses, sales and marketing expenses, and general and administrative expenses;

  •
  our plans regarding future research, product development, business development, commercialization, growth, independent project development, collaboration, licensing, intellectual property, regulatory and financing activities; and

  •
  our ability to refinance the notes payable to Athyrium Capital.

        Set forth below is a list of major assumptions used to derive the financial projections for the management case.

  •
  Total revenue of $61.9 million in 2013, growing to $351.3 million in 2025, for a compounded annual growth rate, or CAGR, of 15.6%;

  •
  Peak market share estimates by product line, based upon our estimate of addressable markets for individual products within each product line, as follows:

Animal Health and Nutrition	20% - 30%
Grain Processing	20%
Oil and Gas	15% - 50%
Detergents	10% - 25%
Baking	15%
Sweeteners	10% - 30%
Personal Care	100%

    The peak market share for Personal Care is for a products expected to be developed for a single customer and captive market, in which case the market share is assumed to be 100%.

  •
  Product gross profit of $19.8 million in 2013, growing to $129.3 million in 2025, for a CAGR of 17%;

  •
  Operating expenses of $39.0 million in 2013, growing to $60.9 million in 2025, for a CAGR of 3.8%;

  •
  Capital expenditures of $6 million to $7 million in 2013-2014 for manufacturing optimization and expansion projects at our single manufacturing site, Fermic; annual capital expenditures growing from $2.3 million in 2015 to $6.8 million in 2025; capital expenditures for second manufacturing site, if necessary, not included in financial projections;

  •
  Comerica Bank credit line will be fully drawn and remain available through 2025;

  •
  Notes payable to Athyrium Capital will be refinanced and extended beyond current maturity in December 2017;

  •
  No equity offerings or other capital raising activities; and

  •
  A cash tax rate of 40%.

        Management prepared the updated management case projections based upon a risk assessment of our ability to achieve the projected revenue for each product line in the original projections, as follows:

  •
  100% achievement of original revenue projections for existing Commercial Products where Verenium has run rate revenues and strong existing market presence with high level of confidence that projections will be met;

  •
  90% achievement of original revenue projections for Commercial Products with existing commercial sales and a current competitive market position;

  •
  75% achievement of original revenue projections for Commercial Products with little or no existing market share or partnered Pipeline and Expansion Pipeline Products with pending development and commercial launch; and

  •
  50% achievement of original revenue projections for Pipeline and Expansion Pipeline Products at an early stage of development or that have not yet been partnered.

        These risk adjustments are based upon our own subjective view of the likelihood of the following:

  •
  The risks in achieving revenue projections given flat revenue levels during the past 5 years;

  •
  Our dependence on third party partners to commercialize, market, distribute or sell certain of our products;

  •
  Delays we have experienced in entering into collaboration agreements for new products and the impact of delays on expected commercial launches and related revenue;

  •
  The significant compounded annual growth rate for revenue predicted in the original projections; and

  •
  Other risks and uncertainties in the model.

        These risk adjustments are not scientific and may not accurately reflect future revenue from these product segments. No adjustments were made to assumed collaboration and licensing revenue and no adjustments were made to assumed expenses, or assumptions around equity or debt capital.

        The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that we or anyone who received the projections then considered, or now considers, the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the financial projections as being subject to inherent risks and uncertainties associated with such long-range projections. We do not intend to, and disclaim any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

        The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Verenium in our public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the

Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

Original Projections
(dollars in millions)

	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Total Revenue	61.9	69.6	97.3	109.5	146.4	197.8	250.6	295.6	349.0	388.0	414.1	428.3	436.8
Cost of Goods Sold	(33.4)	(33.1)	(55.9)	(61.5)	(84.6)	(117.8)	(149.8)	(174.5)	(203.0)	(225.1)	(239.5)	(247.8)	(252.5)
Operating Expenses	(39.0)	(38.6)	(41.5)	(43.9)	(45.9)	(45.2)	(49.2)	(52.8)	(58.3)	(63.3)	(67.6)	(69.2)	(71.1)

Income from Operations (EBIT)	(10.5)	(2.1)	(0.1)	4.1	15.9	34.8	51.6	68.3	87.7	99.6	107.0	111.3	113.2
Plus: Depreciation	4.6	3.6	4.8	4.4	4.5	4.5	4.9	5.0	5.4	6.1	7.0	7.7	8.3
Plus: Stock Compensation	1.0	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2

EBITDA	(4.9)	2.7	5.9	9.7	21.6	40.5	57.7	74.5	94.3	106.9	115.2	120.2	122.7
Less: Cash Lease Payments	(0.6)	(2.7)	(2.8)	(2.8)	(2.9)	(3.0)	(3.1)	(3.1)	(3.3)	(3.1)	(3.1)	(3.3)	(3.3)

Adj. EBITDA	(5.5)	0.0	3.1	6.9	18.7	37.5	54.6	71.4	91.0	103.8	112.1	116.9	119.4

Unlevered Free Cash Flows—Original Projections
(dollars in millions)

	2013E(1)	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Income from Operations (EBIT)	(2.7)	(2.1)	(0.1)	4.1	15.9	34.8	51.6	68.3	87.7	99.6	107.0	111.3	113.2
Less: Cash Lease Payments	(0.6)	(2.7)	(2.8)	(2.8)	(2.9)	(3.0)	(3.1)	(3.1)	(3.3)	(3.1)	(3.1)	(3.3)	(3.3)
Less: Taxes(2)	0.0	0.0	0.0	(0.5)	(5.2)	(12.7)	(19.4)	(26.1)	(33.8)	(38.6)	(41.6)	(43.2)	(44.0)

After-Tax EBIT	(3.3)	(4.8)	(2.9)	0.8	7.8	19.1	29.1	39.1	50.6	57.9	62.3	64.8	65.9
Plus: Depreciation	2.4	3.6	4.8	4.4	4.5	4.5	4.9	5.0	5.4	6.1	7.0	7.7	8.3
Less: Total Capex	(1.8)	(4.9)	(2.6)	(2.0)	(2.7)	(3.7)	(4.8)	(5.7)	(6.7)	(7.5)	(8.0)	(8.3)	(8.4)
Plus: (Increase)/Decrease in Working Capital	(2.4)	(0.8)	0.2	(0.6)	(3.9)	(5.9)	(5.7)	(4.6)	(5.3)	(2.5)	0.0	2.6	4.7

Unlevered Free Cash Flow	(5.1)	(6.9)	(0.5)	2.6	5.7	14.0	23.5	33.8	44.0	54.0	61.3	66.8	70.5

Management Projections
(dollars in millions)

	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Total Revenue	61.9	64.9	89.2	97.6	129.4	171.6	212.9	247.5	287.8	315.8	333.5	344.7	351.3
Cost of Goods Sold	(33.4)	(30.3)	(51.8)	(55.5)	(75.7)	(103.4)	(129.0)	(148.8)	(171.0)	(186.8)	(196.8)	(203.3)	(207.2)
Operating Expenses	(39.0)	(38.6)	(41.3)	(43.1)	(44.8)	(43.4)	(45.8)	(48.3)	(52.2)	(55.7)	(58.2)	(59.7)	(60.9)

Income from Operations (EBIT)	(10.5)	(4.0)	(3.9)	(1.0)	8.9	24.8	38.1	50.4	64.6	73.3	78.5	81.7	83.2
Plus: Depreciation	4.6	3.7	4.8	4.3	4.3	4.4	4.6	4.4	4.7	5.3	5.8	6.5	6.8
Plus: Stock Compensation	1.0	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2

EBITDA	(4.9)	0.9	2.1	4.5	14.4	30.4	43.9	56.0	70.5	79.8	85.5	89.4	91.2
Less: Cash Lease Payments	(0.6)	(2.7)	(2.8)	(2.8)	(2.9)	(3.0)	(3.1)	(3.1)	(3.3)	(3.1)	(3.1)	(3.3)	(3.3)

Adj. EBITDA	(5.5)	(1.8)	(0.7)	1.7	11.5	27.4	40.8	52.9	67.2	76.7	82.4	86.1	87.9

Unlevered Free Cash Flows—Management Projections
(dollars in millions)

	2013E(1)	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Income from Operations (EBIT)	(2.7)	(4.0)	(3.9)	(1.0)	8.9	24.8	38.1	50.4	64.6	73.3	78.5	81.7	83.2
Less: Cash Lease Payments	(0.6)	(2.7)	(2.8)	(2.8)	(2.9)	(3.0)	(3.1)	(3.1)	(3.3)	(3.1)	(3.1)	(3.3)	(3.3)
Less: Taxes(2)	0.0	0.0	0.0	0.0	(2.4)	(8.7)	(14.0)	(18.9)	(24.5)	(28.1)	(30.1)	(31.4)	(31.9)

After-Tax EBIT	(3.3)	(6.7)	(6.7)	(3.8)	3.6	13.1	21.0	28.4	36.8	42.1	45.3	47.0	48.0
Plus: Depreciation	2.4	3.7	4.8	4.3	4.3	4.4	4.6	4.4	4.7	5.3	5.8	6.5	6.8
Less: Total Capex	(1.8)	(4.9)	(2.3)	(1.7)	(2.3)	(3.3)	(4.1)	(4.7)	(5.6)	(6.1)	(6.4)	(6.6)	(6.8)
Plus: (Increase)/Decrease in Working Capital	(2.4)	(0.3)	1.0	(0.2)	(3.2)	(4.6)	(4.1)	(2.9)	(3.6)	(0.8)	1.1	3.2	4.8

Unlevered Free Cash Flow	(5.1)	(8.2)	(3.2)	(1.4)	2.4	9.6	17.4	25.2	32.3	40.5	45.8	50.1	52.8

(1)
Estimates for last six months of 2013

(2)
Assumes tax rate of 40.0%

(iv)
Opinion of Verenium's Financial Advisor

Opinion of UBS Securities LLC

        On September 19, 2013, at a meeting of Verenium's Board of Directors held to evaluate the proposed Transactions, UBS delivered to Verenium's Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated September 19, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the Offer Price to be received in the Transactions by holders of Common Stock was fair, from a financial point of view, to such holders.

        The full text of UBS' opinion to Verenium's Board of Directors describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

        Holders of Common Stock are encouraged to read UBS' opinion carefully in its entirety. UBS' opinion was provided for the benefit of Verenium's Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Offer Price from a financial point of view and does not address any other aspect of the Transactions. The opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available with respect to Verenium or Verenium's underlying business decision to effect the Transactions. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the Transactions. The following summary of UBS' opinion is qualified in its entirety by reference to the full text of UBS' opinion.

        In arriving at its opinion, UBS, among other things:

  •
  reviewed certain publicly available business and financial information relating to Verenium;

  •
  reviewed certain internal financial information and other data relating to the business and financial prospects of Verenium that were not publicly available, including financial forecasts and estimates prepared by the management of Verenium that Verenium's Board of Directors directed UBS to utilize for purposes of its analysis;

  •
  conducted discussions with members of the senior management of Verenium concerning the business and financial prospects of Verenium;

  •
  performed a discounted cash flow analysis of Verenium in which UBS analyzed the future cash flows of Verenium using financial forecasts and estimates prepared by the management of Verenium;

  •
  reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

  •
  compared the financial terms of the Transactions with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

  •
  reviewed current and historical market prices of the Common Stock;

  •
  reviewed a draft of the Merger Agreement; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

        In connection with its review, with the consent of Verenium's Board of Directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of Verenium's Board of Directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Verenium or BASF, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of Verenium's Board of Directors, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Verenium as to Verenium's future financial performance as an independent company. UBS' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

        At the request of Verenium's Board of Directors, UBS contacted third parties to solicit indications of interest in a possible transaction with Verenium and held discussions with certain of these parties prior to the date of UBS' opinion. In addition, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the Offer Price to the extent expressly specified in UBS' opinion, of the Merger Agreement, or any related documents or the form of the Transactions. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Offer Price. In rendering its opinion, UBS assumed, with the consent of Verenium's Board of Directors, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement would comply with all material terms of the Merger Agreement and (iii) the Transactions would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained without any material adverse effect on Verenium or the Transactions. Verenium imposed no instructions or limitations on UBS with respect to the investigation made or the procedures followed by UBS in rendering its opinion. The issuance of UBS' opinion was approved by an authorized committee of UBS.

        In connection with rendering its opinion to Verenium's Board of Directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.

        With respect to selected companies analyses and selected transactions analyses generally, no company or transaction used as a comparison is identical to the specific company or transaction at issue. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned. In addition, the financial and operating characteristics of Verenium cause its financial results to have limited comparability, for valuation purposes, to those of other companies and transactions that UBS have reviewed and, accordingly, UBS relied primarily on a discounted cash flow analysis of such forecasts and estimates for purposes of its opinion.

        UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS' analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of Verenium provided by the management of Verenium in or underlying UBS' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Verenium. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

        The Offer Price was determined through negotiation between Verenium and BASF and the decision by Verenium to enter into the Transactions was solely that of Verenium's Board of Directors. UBS' opinion and financial analyses were only one of many factors considered by Verenium's Board of Directors in its evaluation of the Transactions and should not be viewed as determinative of the views of Verenium's Board of Directors or management with respect to the Transactions or the Offer Price.

        The following is a summary of the material financial analyses performed by UBS and reviewed with Verenium's Board of Directors on September 19, 2013 in connection with its opinion relating to the proposed Transactions. The financial analyses summarized below include information presented in tabular format. In order for UBS' financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS' financial analyses.

  Review of Solicitation Process

        UBS reviewed with Verenium's Board of Directors the solicitation that UBS undertook to assist Verenium in exploring third party interest in a transaction involving Verenium after Verenium received the unsolicited indication of interest from BASF. UBS highlighted that:

  •
  A total of 11 potential buyers (including BASF) were contacted;

  •
  Of these parties, eight executed confidentiality agreements (including BASF), eight received additional materials and eight received management presentations;

  •
  Three submitted indications of interest (two for Verenium and one for a minority position in Verenium plus exclusive rights to use Verenium's technology in certain end markets);

  •
  On September 13, 2013, two potential bidders submitted final proposals: (i) Company A submitted a final proposal of $3.25 per share, and required that Verenium enter into three separate agreements with third parties as a condition to the execution of a merger agreement; (ii) BASF submitted a final proposal of $4.00 per share.

  Company Financial Analyses

        For purposes of its analyses, UBS reviewed a number of financial and operating metrics, including:

  •
  Enterprise Value, which, unless the context indicates otherwise, means equity value (calculated as the value of the company's outstanding equity securities based on the company's closing common stock price) plus net debt (calculated as the as outstanding indebtedness, excluding capital lease obligations, less the amount of cash on its balance sheet), as of a specified date;

  •
  Earnings before interest, taxes, depreciation, amortization and stock-based compensation expenses, or EBITDA.

        Unless the context indicates otherwise, (a) per share amounts for the Common Stock were calculated on a diluted basis, using the treasury stock method, based on shares, options and warrants outstanding as of September 9, 2013, as provided by management of Verenium, and (b) the Enterprise Value for Verenium was based on an estimated current net debt of $1.0 million, as of June 30, 2013, including restricted cash in the amount of $2.5 million.

  Discounted Cash Flow Analysis

        UBS performed a discounted cash flow analysis of Verenium using financial forecasts and estimates relating to Verenium prepared by Verenium's management. UBS calculated a range of implied present values (as of June 30, 2013) of the standalone unlevered, after-tax free cash flows that Verenium was forecasted to generate during the last six months of fiscal year 2013 through calendar year 2025 and of terminal values for Verenium based on Verenium's estimated calendar year 2025 unlevered free cash flows, adjusted so as to equalize depreciation and capital expenditures and eliminate any effects of increases or decreases in working capital ("normalized unlevered free cash flows"). Implied terminal values were derived by applying a range of perpetuity growth rates of 3% to 5% to Verenium's estimated calendar year 2025 normalized unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 22% to 28%, based on an estimated range of Verenium's weighted average cost of capital. UBS then adjusted these ranges to reflect the present value of Verenium's net operating loss carry forwards as of December 31, 2012, and as estimated to further accrue, as provided by management of Verenium. The discounted cash flow analysis resulted in a range of implied present values of approximately $2.33 to $4.17 per outstanding share of Common Stock, as compared to the Offer Price.

  Other Information

        As set forth above, the financial and operating characteristics of Verenium cause its financial results to have limited comparability, for valuation purposes, to those of other companies and transactions that UBS have reviewed and, accordingly, UBS relied primarily on a discounted cash flow analysis of such forecasts and estimates for purposes of its opinion.

        UBS, however, also noted for Verenium's Board of Directors certain additional factors that were not relied upon in rendering its opinion, but were provided for informational purposes, including the following analyses:

  Selected Public Companies Analysis

        UBS compared selected financial and stock market data of Verenium with corresponding data of six publicly traded industrial biotechnology companies, whose operations UBS believed to be generally relevant to Verenium's for purposes of this analysis, subject to the caveat described above regarding limited comparability. UBS reviewed, among other things, Enterprise Values of the selected companies based on closing stock prices on September 18, 2013, as multiples of estimated (i) revenue, and, to the extent publicly available, (ii) EBITDA, in each case, for calendar years 2013, 2014 and 2015. Financial data for the selected companies were based on publicly available research analysts' consensus estimates, public filings and other publicly available information. Estimated financial data for Verenium were based on internal estimates of Verenium's management. The list of selected companies, their respective enterprise values and the related multiples for such selected companies, together with the corresponding multiples implied for Verenium, based both on the closing price of the Common Stock on September 18, 2013 and the Offer Price, is set forth below:

		Enterprise Value as a Multiple of Revenue			Enterprise Value as a Multiple of EBITDA
	Enterprise Value ($mm)
		2013E	2014E	2015E	2013E		2014E		2015E
Amyris, Inc.(1)	294	5.5x	2.1x	0.9x	nm	(2)	nm	(2)	na	(3)
Codexis, Inc.	29	0.8x	0.4x	0.3x	nm	(2)	nm	(2)	nm	(2)
Gevo, Inc.	83	7.3x	1.7x	0.5x	nm	(2)	nm	(2)	1.6x
Metabolix, Inc.	13	2.0x	2.1x	1.4x	nm	(2)	nm	(2)	nm	(2)
Novozymes A/S	12,036	5.6x	5.2x	4.8x	18.2x		16.6x		15.2x
Solazyme, Inc.	575	10.8x	2.5x	1.2x	nm	(2)	nm	(2)	7.5x
Verenium at September 18, 2013		0.5x	0.5x	0.4x	nm	(2)	nm	(2)	nm	(2)
Verenium at Offer Price		1.0x	0.9x	0.7x	nm	(2)	nm	(2)	nm	(2)

(1)
Enterprise Value calculated to include capital lease obligations as part of net debt.

(2)
Denotes negative multiple.

(3)
Denotes not available.

Selected Transactions Analysis

        UBS reviewed publicly available information relating to 12 selected transactions involving industrial biotechnology companies, whose operations UBS believes to be generally relevant to Verenium's for purposes of this analysis, subject to the caveat described above regarding limited comparability. UBS reviewed enterprise values in the selected transactions as multiples of, to the extent publicly available, the most recently completed twelve month period for which financial information has been made public ("LTM") revenue and LTM EBITDA. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. The list of selected transactions, their respective enterprise values and the related multiples for such selected transactions, together with the corresponding multiples implied for Verenium, based both on the closing price of the Common Stock on September 18, 2013 and the Offer Price, is set forth below:

				Enterprise Value as a Multiple of:
Announcement Date	Acquiror	Target	Enterprise Value ($mm)	LTM Revenue	LTM EBITDA
4/15/13	Thermo Fisher Scientific Inc	Life Technologies Corp	15,443	4.0x	13.7x
3/26/12	DSM NV	Verenium Corp—Oilseed Processing Assets	37	5.0x	na	(1)
1/11/12	Novo A/S	Chr Hansen Holding A/S	3,260	3.9x	12.2x
9/26/11	Adisseo Holding SAS	Innov'ia SA	46	2.2x	8.5x
1/9/11	E.I. Du Pont de Nemours & Co.	Danisco A/S	6,397	2.5x	13.2x
3/11/10	ERSEL Investment Club	Millbo SpA	20	1.2x	5.9x
12/11/07	Inverness Medical Innovations, Inc	BBI Holdings Plc	182	6.0x	27
7/17/07	Novozymes South Asia Pvt Ltd	Biocon Ltd (enzymes operations)(2)	102	4.4x	na	(1)
3/27/07	BBI Holdings PLC	Theratase PLC	47	2.1x	7.8x
8/14/06	Novo A/S	GroPep	67	5.0x	17.7x
4/29/05	PAI Partners SAS	Chr Hansen A/S (subsidiary)	1,420	2.4x	13.0x
1/27/05	Danisco A/S	Genencor(3)	1,206	3.0x	14.3x

(1)
Denotes not available.

(2)
Revenue based on Wall Street research 2008 estimated revenue.

(3)
Valued at the public tender offer price of $19.25 per share.

        The corresponding multiples implied for Verenium, based on the closing price of the Common Stock on September 18, 2013 and the Offer Price are:

	Enterprise Value as a multiple of:
	LTM Revenue	LTM EBITDA
Verenium at September 18, 2013	0.6	nm(1)
Verenium at Offer Price	1.1	nm(1)

(1)
Denotes negative multiple.

  Miscellaneous

        In the past, UBS and its affiliates have provided investment banking services to Verenium and BASF unrelated to the Transactions, for which UBS and its affiliates received compensation, including having acted as financial advisor to Verenium in connection with the sale of its oilseed processing business in 2012 and the potential restructuring of certain securities of Verenium in 2011 and 2012, for which UBS received aggregate compensation of approximately $3.1 million, and financial advisor to BASF in connection with its acquisition of Becker Underwood in 2012 for which UBS received compensation of approximately $2.3 million. In addition, UBS or an affiliate is a participant in a credit facility of BASF for which it received and continues to receive customary fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Verenium and BASF and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS. Verenium selected UBS as its financial advisor in connection with the Transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS' familiarity with Verenium and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

(v)
Intent to Tender

        To our knowledge, after making reasonable inquiry, and as required by the Tender and Support Agreements, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the Supporting Stockholders have entered into Tender and Support Agreements, pursuant to which each has agreed, in his or her capacity as a stockholder of Verenium, to tender all of his or her Shares, as well as any additional Shares that he or she may acquire (pursuant to the exercise of Stock Options or otherwise), to Purchaser in the Offer.

        Each Supporting Stockholder's Tender and Support Agreement will terminate upon the earlier of (i) the Effective Time, or (ii) the date upon which the Merger Agreement is validly terminated. As of September 20, 2013, the outstanding Shares subject to the Tender and Support Agreements represented approximately 2.6% of the total outstanding Shares.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        Under the terms of UBS' engagement, Verenium agreed to pay UBS for its financial advisory services in connection with the Transactions an aggregate fee currently estimated to be approximately $2.7 million; approximately $2.0 million of which is payable contingent upon consummation of the Offer. In addition, Verenium agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        Neither Verenium nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Verenium on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Verenium, any subsidiary of Verenium or any other person.

        (b)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Verenium or any subsidiary of Verenium, (ii) any purchase, sale or transfer of a material amount of assets of Verenium or any subsidiary of Verenium, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Verenium.

        (c)   We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Verenium receives an unsolicited acquisition proposal. The information set forth in Section 13—"The Transaction Documents" of the Offer to Purchase under the heading "No Solicitation" is incorporated herein by reference.

        (d)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Verenium and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation."

Conditions of the Offer

        The information set forth in Section 15—"Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

        On September 19, 2013, our Board of Directors unanimously (i) determined that the Transactions are fair to and in the best interests of Verenium and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Verenium's stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

        Under Section 251(h) of the DGCL, if Purchaser acquires, pursuant to the Offer, Shares that represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, including Shares underlying Stock Options and warrants for which notices of exercise are received prior to the expiration of the Offer for which shares have not yet been issued, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by our stockholders.

State Takeover Laws

        A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the Board of Directors of such corporation before such person became an "interested stockholder."

        In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Verenium who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the "fair value" of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

        The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Verenium will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

        Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and October 21, 2013, deliver to Verenium at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Verenium of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

        All written demands for appraisal should be addressed to Verenium Corporation, 3550 John Hopkins Court, San Diego, California 92121, attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's certificates (whether in book entry or on physical certificates) evidencing such stockholder's Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

        A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a "Petition") in the Delaware Court of Chancery (the "Delaware Court") demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Verenium is under no obligation to and has no present intention to file a petition and holders should not assume that Verenium will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

        If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

        The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.. In determining the value, the court is to take into account all relevant factors.

        The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

        Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

        Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the "fair value" of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

        The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. Because the "size of transaction" contemplated by the Transactions is less than $70.9 million, the Transactions are not subject to the pre-merger notification requirements of the HSR Act.

        The FTC and Antitrust Division have authority to review and challenge all transactions under the antitrust laws, even those that are not reportable under the HSR Act. Thus, at any time before or after Parent's acquisition of the Company, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the Transactions, or seeking the divestiture of Shares acquired by Parent or the divestiture of assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Transactions on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

        On September 30, 2013, the Company received a request from the FTC, asking the Company to provide, on a voluntary basis, certain information related to the Transactions, the Company and the industry in which the Company operates as the FTC conducts a preliminary investigation into the Transactions. The Company is cooperating with the FTC's request and is in the process of providing the FTC with information and materials. In addition, the Company cannot provide any assurance that the FTC's investigation will not delay or prevent the consummation of the Transactions. The (a) Offer is conditioned upon the lack of any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any governmental or regulatory authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or Parent or the consummation of the Transactions, (ii) impose limitations on the ability of Purchaser, Parent or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Company's stockholders on an equal basis with all other stockholders, (iii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent's, Purchaser's or any of their affiliates' ownership or operation of all or any material portion of the businesses and assets of the Company or, as a result of the Transactions, of Parent and its Subsidiaries, taken as a whole, or (iv) compel Parent, Purchaser or any of their affiliates to dispose of any Shares or, as a result of the Transactions, compel Parent, Purchaser or any of their Affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company or of Parent and its subsidiaries, taken as a whole, and (b) Merger is conditioned upon the lack of any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental or regulatory authority being in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Legal Proceedings

        Between September 25, 2013 and September 27, 2013, two putative class action lawsuits (captioned Johnson v. Verenium Corporation, Case No. 37-2013-00068561-CU-SL-CTL; and Frederiksen v. Cavanaugh, Case No. 37-2013-00068923-CU-SL-CTL) were filed in the Superior Court of the State of California, County of San Diego, challenging the proposed acquisition of the Company by Parent and Purchaser (Parent and Purchaser are collectively referred to as the "BASF Entities"). Between September 25, 2013 and September 30, 2013, two additional putative class-action lawsuits challenging the acquisition of the Company by the BASF Entities (captioned Reilly v. Verenium Corporation, Case No. 8943-CS; and Bonnie Rae Meisner IRA v. Verenium Corporation, Case No. 8960-CA) were filed in the Court of Chancery for the State of Delaware. Collectively, these cases are referred to as the "Stockholder Litigation."

        The complaints in the Stockholder Litigation were filed against (i) the Company, (ii) each member of the Company's Board of Directors, and (iii) one or both of the BASF Entities (with the exception of the Meisner IRA complaint, which does not name the BASF Entities as defendants). The complaints generally contend that the Company's directors breached their fiduciary duties in connection with the proposed acquisition of the Company by the BASF Entities, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. Specifically, plaintiffs in the Stockholder Litigation allege that the Company's directors breached their fiduciary duties to the Company's public stockholders by, among other things, (a) agreeing to sell the Company to the BASF Entities at an unfair price, (b) implementing an unfair process and (c) agreeing to certain provisions in the Merger Agreement that purportedly favor the BASF Entities and deter alternative bids. The plaintiffs generally seek, among other things, an injunction against the consummation of the Merger, rescission of the Merger to the extent already implemented, damages, and an award of costs and expenses, including a reasonable allowance for attorneys' and experts' fees. The Company intends to vigorously defend against these claims.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2012 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Verenium with the SEC by contacting Investor Relations at 3550 John Hopkins Court, San Diego, California 92121, Phone (858) 431-8500 or by email through Verenium's investor relations page at http://www.verenium.com/contact.html. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 2, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Pastinaca Acquisition Inc. and BASF Corporation, filed with the Securities and Exchange Commission on October 2, 2013 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(5)(A)
Press Release issued by BASF Corporation and Verenium Corporation, dated September 20, 2013 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Verenium Corporation on September 20, 2013).
(a)(5)(B)	Summary Advertisement as published in the New York Times on October 2, 2013 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

Exhibit No.	Description
(a)(5)(C)	Opinion, dated September 19, 2013, of UBS Securities LLC to the Board of Directors of Verenium Corporation (incorporated by reference to Annex I attached to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of September 19, 2013, among Verenium Corporation, BASF Corporation and Pastinaca Acquisition Inc. (incorporated by reference to Exhibit 2.1 to Verenium Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013).
(e)(2)	Amended and Restated Employment Agreement by and between Verenium Corporation and James E. Levine, dated March 1, 2012.
(e)(3)	Amended and Restated Employment Agreement by and between Verenium Corporation and Janet S. Roemer, dated March 1, 2012.
(e)(4)	Amended and Restated Employment Agreement by and between Verenium Corporation and Jeffrey G. Black, dated March 1, 2012.
(e)(5)	Amended and Restated Employment Agreement by and between Verenium Corporation and Alexander A. Fitzpatrick, dated March 1, 2012.
(e)(6)
Form of Indemnity Agreement between Verenium Corporation and its directors and executive officers (incorporated by reference to Verenium Corporation's Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on November 7, 2007).
(e)(7)
Form of Stock Option Grant Notice and Stock Option Agreement under the 1997 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Verenium Corporation's Registration Statement on Form S-1 (No. 333-92853), filed with the Securities and Exchange Commission on December 16, 1999).
(e)(8)
Form of Stock Option Grant Notice and Form of Exercise for use in connection with Executive Officer 2007 Equity Incentive Plan Option Agreement and Non-Executive Employee and Consultant 2007 Equity Incentive Plan Option Agreement (incorporated by reference to Exhibit 10.4 to Verenium Corporation's Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007).
(e)(9)
Form of Executive Officer 2007 Equity Incentive Plan Option Agreement (incorporated by reference to Exhibit 10.5 to Verenium Corporation's Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007).
(e)(10)
Form of Restricted Stock Bonus Grant Notice for use in connection with Executive Officer 2007 Equity Incentive Plan Restricted Stock Bonus Agreement and Non-Executive Employee and Consultant 2007 Equity Incentive Plan Restricted Stock Bonus Agreement (incorporated by reference to Exhibit 10.7 to Verenium Corporation's Current Report on Form 8-K (File No. 000-29173), filed with the Securities and Exchange Commission on July 25, 2007).
(e)(11)	Form of Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise under Verenium Corporation's 2010 Equity Incentive Plan, as amended.
(e)(12)
Amended and Restated Stockholders' Agreement by and among Verenium and the Stockholders identified therein, dated January 25, 1999 (incorporated by reference to Exhibit 10.9 to Verenium Corporation's Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission on December 16, 1999).

Exhibit No.	Description
(e)(13)	Form of Tender and Support Agreement, dated September 19, 2013, by and among BASF Corporation, Pastinaca Acquisition Inc. and certain stockholders of Verenium Corporation (incorporated by reference to Exhibit 2.2 to Verenium Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013).
(e)(14)
Form of Substitute Award Agreement, dated as of September 19, 2013, by and among Verenium Corporation, BASF Corporation and the executive officers of Verenium Corporation (incorporated by reference to Exhibit 2.3 to Verenium Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2013).
(e)(15)	Pertinent portions from Verenium Corporation's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 26, 2013 and incorporated herein by reference as provided in Item 3 hereof.
(e)(16)	Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated May 1, 2013, between Verenium Corporation and BASF Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(17)	Amendment to Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of July 31, 2013, between Parent and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERENIUM CORPORATION
By:	/s/ JAMES E. LEVINE
	Name:	James E. Levine
	Title:	President and Chief Executive Officer

Dated: October 2, 2013

Annex I—Opinion, dated September 19, 2013, of UBS Securities LLC to the Board of Directors of Verenium Corporation

Annex II—Section 262 of the Delaware General Corporation Law

ANNEX I

UBS Securities LLC 299 Park Avenue New York NY 10171 Tel. +1-212-821 3000
www.ubs.com

September 19, 2013

The Board of Directors of Verenium Corporation
3550 John Hopkins Court
San Diego, CA 92121

Dear Members of the Board:

        We understand that Verenium Corporation, a Delaware corporation ("Verenium" or the "Company"), is considering a transaction whereby BASF Corporation, a Delaware corporation ("BASF"), will effect a merger involving the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated September 18, 2013 (the "Agreement"), among BASF, the Company and Pastinaca Acquisition Inc., a Delaware corporation and wholly owned subsidiary of BASF ("Sub"), BASF and Sub will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of BASF. Pursuant to the terms of the Agreement, the issued and outstanding shares of the common stock, par value of $0.001 per share, of the Company ("Company Common Stock"), will be purchased by Sub pursuant to a cash tender offer for $4.00 per share (such amount, the "Offer Price"), net to the seller in cash, without interest (the "Tender Offer") and, following the consummation of the Tender Offer, (i) Sub will merge with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction"), with the Company continuing as the surviving corporation in the Merger and (ii) each issued and outstanding share of Company Common Stock not owned by the Company, BASF or Sub will be converted into the right to receive, for each outstanding share of Company Common Stock, the Offer Price.

        The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Offer Price to be received by such holders in the Transaction.

        UBS Securities LLC ("UBS") has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company and BASF unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as financial advisor to the Company in connection with the sale of its oilseed processing business in 2012 and the potential restructuring of certain securities of the Company in 2011 and 2012, and financial advisor to BASF in connection with its acquisition of Becker Underwood in 2012. In addition, UBS or an affiliate is a participant in a credit facility of BASF for which it received and continues to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and BASF and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Offer Price. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) performed a discounted cash flow analysis of the Company in which we analyzed the future cash flows of the Company using financial forecasts and estimates prepared by the management of the Company; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of Company Common Stock; (viii) reviewed the Agreement; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

        As you are aware, the financial and operating characteristics of the Company cause its financial results to have limited comparability, for valuation purposes, to those of other companies and transactions that we have reviewed and, accordingly, we have relied primarily on a discounted cash flow analysis of such forecasts and estimates for purposes of our opinion.

        In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or BASF, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company as an independent company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

        This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction.

Very truly yours,
UBS SECURITIES LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.